As filed with the Securities and Exchange Commission on January 2, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIGHTSTONE VALUE PLUS REIT II, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

53227H
(CUSIP Number of Class of Securities)

Terri Warren Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

Lightstone Value Plus REIT II, Inc., a Maryland corporation (the “Company,” “we,” “us” or “our”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 28, 2023, as amended by the Amendment No. 1 to Schedule TO filed by the Company with the SEC on December 18, 2023 and Amendment No. 2 to Schedule TO filed by the Company with the SEC on December 23, 2023. The Schedule TO relates to the Company’s offer to purchase for cash up to 860,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $6.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 28, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.” This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company has determined to extend the Expiration Date of the Offer from 11:59 p.m. Eastern Time, on December 29, 2023, to midnight Eastern Time on February 5, 2024, unless further extended by the Company. Therefore, the Schedule TO is hereby amended and supplemented to replace all references to an Expiration Date of 11:59 p.m. Eastern Time, on December 29, 2023, with references to an Expiration Date of 11:59 p.m. Eastern Time on February 5, 2024.

As a result of the extension of the Expiration Date, shareholders that tender Shares pursuant to the Offer will not be entitled to receive any Company dividend or distribution with a record date on or after February 5, 2024.

This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 11.  Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

On January 2, 2024, the Company issued a press release in which it announced an extension of the Offer, such that it shall expire 11:59 p.m. Eastern Time on Monday, February 5, 2024, unless further extended or earlier terminated. A copy of the press release is filed as Exhibit (a)(2)(C) to the Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.

The Exhibit Index appearing after the signature page to this Schedule TO is incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIGHTSTONE VALUE PLUS REIT II, INC.

Date: January 2, 2024	BY:	/s/ Seth D. Molod
Seth D. Molod
Chief Financial Officer and Executive Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated November 28, 2023

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Odd Lot Certification Form

(a)(1)(D)*	Letter of Custodians

(a)(2)(A)*	Letter to Stockholders dated November 28, 2023

(a)(2)(B)*	Email to Financial Advisors

(a)(2)(C)**	Press Release dated January 2, 2024

(a)(5)(A)*	Excerpt from Current Report on Form 8-K regarding share redemption program

(d)(1)*	Advisory Agreement, dated February 17, 2009, among Lightstone Value Plus REIT II, Inc., Lightstone Value Plus REIT II LP and Lightstone Value Plus REIT II LLC

(d)(2)*	Renewal Agreement, dated February 17, 2023, among Lightstone Value Plus REIT II, Inc., Lightstone Value Plus REIT II LP and Lightstone Value Plus REIT II LLC

107*	Calculation of Filing Fee Table
_________________

*          Previously filed.
**          Filed herewith.